Writer’s Direct Dial: 212-225-2510

E-Mail: wgorin@cgsh.com

March 19, 2007

BY EDGAR, FAX AND FEDERAL EXPRESS

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W. Mail Stop 5546

Washington, D.C. 20549-5546

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 1, 2006 Response Letter Dated December 20, 2006 File No. 1-6439

Dear Ms. Blye:

On behalf of our client Sony Corporation (“Sony”), we have set forth below responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated January 25, 2007 with respect to the above-referenced Response Letter Dated December 20, 2006 (the “First Response Letter”) relating to Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended March 31, 2006. For ease of reference, we have repeated the Staff’s comments in bold text prior to our responses.

1.

We note your response to prior comment three and the statement that “Sony has no reason to believe that its existing shareholders or potential new investors, taken as a whole, consider its involvement in these countries to be a factor affecting its reputation or share value.” Please expand your analysis to address the investor sentiment evidenced by the U.S. state and academic initiatives referenced in prior comment three.

Ms. Cecilia D. Blye, p.2

Sony is aware of the U.S. state and academic initiatives referenced in prior comment three and has taken note of the policies of certain academic institutions and the legislation adopted in Arizona, Louisiana and certain other states prohibiting investment in, requiring divestment from and/or directing certain reports to be prepared with respect to, Iran, Syria and/or Sudan. For the reasons discussed below, Sony does not believe that these initiatives have any actual or potential material impact on its share value, and Sony does not believe that to date they have had an adverse effect on its reputation among its shareholders as a whole.

Sony believes that its analysis of the shareholder and beneficial ownership information available to it supports the conclusion that its existing shareholders or potential new investors, taken as a whole, do not consider Sony’s involvement in Iran, Sudan and Syria to be a factor affecting its reputation or share value. Sony believes that U.S. state pension funds and universities (including U.S. states and universities that do not have any such initiatives) currently collectively own less than 3% of Sony’s outstanding shares, although that estimate is subject to some uncertainty in that many of Sony’s shareholders hold their shares through nominees.

Furthermore, although it would not be feasible for Sony to keep track of all non-legally binding state, provincial or prefectural legislation or investment policies of universities, municipalities, or other public or private entities of the U.S. or other countries (including Sony’s home country, Japan), Sony has reviewed the specific legislation and policies of numerous U.S. states and universities, and on the basis of that review, Sony believes that its incidental business activities in the three countries would not qualify Sony for divestment under most of these policies.1

In the case of universities, all of the policies reviewed by Sony target Sudan to the exclusion of the other two countries, and such policies employ specific criteria to decide to divest from between two (Harvard) and about 30 companies (University of Washington). Although the criteria for divestment from companies that do business in Sudan vary, Sony believes that most companies that would be candidates for divestment are companies in the oil, energy and telecom sectors, as these are stated to be “sectors of the economy [that] most directly benefit the Sudanese government and help it perpetuate its destructive policy in Darfur”.2 A review of the divestment decisions of additional universities around the U.S. evinced similar criteria.3

Of the state initiatives reviewed by Sony, several require “reports” to be written about investments in companies that do business in sanctioned countries without listing specific criteria

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 1            As set forth in Sony’s response letter dated December 20, 2006, the aggregate Sales and Operating Revenue of Iran, Syria and Sudan combined was 0.29% of Sony Group’s total Sales and Operating Revenue for the fiscal year ended March 31, 2006.

2             According to a Yale Law School report on which Yale University based its decision to divest from certain oil companies and actively monitor certain companies in the electricity and telecommunications sectors. The Allard K. Lowenstein International Human Rights Clinic and The Allard K. Lowenstein International Human Rights Project at Yale Law School, An Analysis of Select Companies’ Operations in Sudan: A Resource for Divestment (Feb. 10, 2005), http://jfact.org/darfur/pdf/divestment_yale.pdf

3             The University of California Board of Regents stated in its decision to divest from nine companies with extensive operations in Sudan, “ultimate divestment candidates were clearly shown to be providing monetary or military support to the government.” http://www.universityofcalifornia.edu/regents/regmeet/mar06/ff.pdf Likewise, the president of Stanford stated, “Divestment is an act that should be made rarely and carefully. In this case, it was clear that the genocide occurring in Darfur, which appears to be at least partly enabled by these four companies, is in direct opposition to Stanford University's principles.” http://news-service.stanford.edu/news/2005/june15/divest-060905.html. Similarly, Harvard went through a similar decision making process before deciding to divest from two Chinese oil companies. http://www.news.harvard.edu/gazette/2006/03.23/02-divest.html

Ms. Cecilia D. Blye, p.3

for decision-making or indicating how the reports would be used.4 Among those states with broad language in their legislation, some have reportedly followed the universities’ model and divested in a small number of companies in oil and other sectors that are argued to benefit the Sudanese government.5

In light of the above considerations, Sony does not believe that the initiatives referenced in the Staff’s comment letter have an actual or potential material impact on Sony’s share value or reputation. At the same time, Sony recognizes that some investors or potential investors may have or come to have the sentiments to which you refer.

2.

In addition, please expand your qualitative materiality analysis to address whether there are any dual use products or dual use technologies embedded within products that you provide, directly or indirectly, into Iran, Sudan or Syria. We note the references in your response to products such as professional-use AV and media products, switchers, peripherals/accessories, and medical printers.

As previously stated in Sony’s First Response Letter, to the best of Sony’s knowledge, neither Sony’s U.S. subsidiaries nor its employees who are U.S. nationals and permanent resident aliens are involved in any of its activities relating to Iran, Sudan or Syria, and Sony does not export goods or services from the United States to Iran, Sudan or Syria.

Sony has implemented a compliance system to screen its activities involving these and other countries to assure compliance with the applicable export control requirements and sanctions. No exports to Iran, Sudan, or Syria are made from the United States or by U.S. persons. With respect to exports made from outside the U.S., Sony has controls in place designed to ensure that all local export control laws are complied with (e.g., in Participating States of the Wassenaar Arrangement such as Japan). In addition, its broadcast and professional, semiconductor, personal computer, and certain core component business units have further controls in place to specifically screen for the presence of U.S.-origin components subject to U.S. export controls, including any in the products listed in the Staff’s question above, to restrict re-export of dual-use technologies.

Accordingly, Sony does not believe that its low-volume exports to Iran, Sudan, and Syria constitute a material investment risk for its security holders.

3.

We refer you to comment four. Please tell us if the governments of Iran, Sudan or Syria, or entities controlled by them, receive funds in connection with your operations. To the extent they do receive such financing, please expand your qualitative materiality analysis to address that your operations provide funds to the governments of these terrorist-sponsoring states.

As previously noted in Sony’s First Response Letter, Sony’s contacts with the governments of Iran, Sudan or Syria or entities controlled by them are limited to contacts with state/provincial government-owned broadcasting stations or subsidiaries thereof. As disclosed, these broadcasting stations are the Islamic Republic of Iran Broadcasting (“IRIB”), Soroush Multimedia Corporation (“Soroush Multimedia”), Sudanese Radio & Television Corporation and other provincial government-owned broadcasting stations in Sudan and the Organization of

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4             These states include Arizona and Louisiana. For an example of uncertainly of how the reports are used, or whether they are used at all, see http://www.louisianaweekly.com/weekly/news/articlegate.pl?20061218p.

[5]	Oregon http://www.sudandivestment.org/campaigns.asp?campaignid=106.

Ms. Cecilia D. Blye, p.4

 Radio-Television Arab Syria. Sony’s sole contact with these entities is the direct or indirect sales of professional-use AV and media products to them.

Most of Sony's transactions with these broadcasting stations are conducted pursuant to individual purchase orders, which apply Sony's standard terms and conditions. In the exceptional case where a separate agreement exists, the terms and conditions provided therein do not contain any preferential financial arrangement – all payments are secured either by a letter of credit or payment in advance, and Sony does not offer any loan to the broadcasting stations in their payment terms.

Where Soroush Multimedia acts as an agent in Sony's direct sales to IRIB, Sony pays a commission to Soroush Multimedia as an ordinary course of business. The rate of any commission paid to Souroush Multimedia is comparable to that paid in transactions with private entities.

In light of the aforementioned practices, Sony does not believe that it provides funds or financing to the governments of Iran, Sudan or Syria, or entities controlled by them, in connection with its operations and therefore Sony’s qualitative materiality analysis remains unchanged from its First Response Letter.

*****

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,
/s/ William F. Gorin
William F. Gorin
cc:	Mr. Larry Spirgel, Assistant Director, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation